

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2021

Jeffrey DiGiovanni
Senior Vice President and Chief Financial Officer
StoneMor Inc.
3331 Street Road
Suite 200
Bensalem, PA 19020

> **Re: StoneMor Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed March 25, 2021**
> **File No. 001-39172**

Dear Mr. DiGiovanni:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mr. Austin So, General Counsel